# BofA Securities Prime, Inc.

(SEC ID No. 8-70788)

## Balance Sheet

December 31, 2023

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

# BofA Securities Prime, Inc.
**Table of Contents**
**December 31, 2023**

Page(s)

**Report of Independent Registered Public Accounting Firm**



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholder of BofA Securities Prime, Inc.:

***Opinion on the Financial Statement – Balance Sheet***

We have audited the accompanying balance sheet of BofA Securities Prime, Inc. (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

New York, New York
February 26, 2024

We have served as the Company's auditor since 2022.

*PricewaterhouseCoopers LLP**,** 300 Madison Avenue, New York, NY 10017*
*T: (646) 471-3000, F:(813) 286 6000, www.pwc.com/us*

# BofA Securities Prime, Inc.
## Balance Sheet
## December 31, 2023

(Dollars in thousands)

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 244,511 |
| Cash segregated for regulatory purposes | | 10,000 |
| Receivables under securities borrowed transactions | | 43,767,089 |
| Securities received as collateral, at fair value | | 9,673,627 |
| Interest and other receivables | | 143,703 |
| **Total Assets** | $ | 53,838,930 |

### LIABILITIES

| | | |
|---|---|---|
| Payables under securities loaned transactions | $ | 43,766,226 |
| Obligation to return securities received as collateral, at fair value | | 9,673,627 |
| Interest and other payables | | 145,195 |
| Loans due to affiliates | | 1,875 |
| | | |
| Contingencies (*See Note 7*) | | |
| | | |
| **Total Liabilities** | | 53,586,923 |

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Common stock, par value $1 per share; 1,000 shares authorized; 1,000 shares issued and outstanding | | 1 |
| Paid-in capital | | 250,000 |
| Retained earnings | | 2,006 |
| **Total Stockholder's Equity** | | 252,007 |
| **Total Liabilities and Stockholder's Equity** | $ | 53,838,930 |

The accompanying notes are an integral part of the Balance Sheet.

**BofA Securities Prime, Inc.**
**Notes to the Balance Sheet**
**December 31, 2023**

## 1. Organization

### Description of Business

BofA Securities Prime, Inc. (the "Company" or "BofAS Prime") is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company is also a member firm of the Securities Investor Protection Corporation (SIPC). The Company enters into securities borrowed transactions and securities loaned transactions to facilitate prime brokerage transactions for the customers of BofA Securities, Inc. (BOFAS) and for affiliate financing activities.

The Company is a wholly-owned subsidiary of BofAS. BofAS is a wholly-owned direct subsidiary of NB Holdings Corporation (NB Holdings), which is a wholly-owned subsidiary of Bank of America Corporation (Bank of America).

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The Balance Sheet is presented in conformity with accounting principles generally accepted in the United States of America. The Balance Sheet is presented in U.S. dollars.

The preparation of the Balance Sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

### Cash Segregated for Regulatory Purposes

The Company maintains relationships with clients and therefore is obligated by rules mandated by its primary regulators, including the SEC, to segregate or set aside cash and/or qualified securities to satisfy these regulations in order to protect customer assets.

Included in Cash segregated for regulatory purposes at December 31, 2023 was $10.0 million of cash that is restricted cash by the Company that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA Rule 15c3-3").

### Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned ("securities financing transactions") are treated as collateralized financing transactions. Generally, these agreements are recorded at acquisition or sale price plus accrued interest.

The Company's policy is to monitor the market value of the principal amount loaned and obtain collateral from or return collateral pledged to counterparties, when appropriate. Securities financing transactions do not create material credit risk due to these collateral provisions; therefore, an allowance for loan losses is not necessary.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Balance Sheet at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

Refer to *Note 6 - Securities Financing Transactions* for further information.

### Interest and Other

Interest and other receivables include interest receivable on securities borrowed transactions and other receivables. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses which are recorded as a contra-asset against the amortized cost basis of the financial asset. The changes in allowance for credit losses were not material to the financial statements.

Interest and other payables include interest payable on securities loaned transactions, payables to affiliates, and other payables.

### Fair Value Hierarchy

The Company measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Company categorizes its fair value measurements of financial instruments based on this three-level hierarchy.

**Level 1** Unadjusted quoted prices in active markets for identical assets or liabilities.

**Level 2** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

**Level 3** Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

See *Note 5 – Fair Value Measurements* for further information.

### Income Taxes

Gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the balance sheet. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Income tax benefits are recognized and measured based upon a two-step model: first, a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The Company is included in the U.S. federal income tax return and certain state tax returns filed by the Parent. Under the intercompany tax allocation agreements, tax benefits associated with net operating losses (NOLs) (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under these agreements, tax receivable and payable due to affiliate are included on the Balance Sheet within Interest and other receivables, including loans due from affiliates, Interest and other payables, and Loans due to affiliates, and is settled on at least an annual basis.

In accordance with Bank of America's intercompany tax allocation agreements, any new or subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined, or unitary return in which the Company is a member will generally not be reflected in the Company's Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Balance Sheet.

### Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are remeasured at period-end rates of exchange.

## 3. Related Party Transactions

The Company enters into securities financing transactions with affiliates to finance the Company's client activities and it's financing activities to other affiliates. Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management, and other services.

The Company settles certain securities transactions through other affiliated companies on a fully-disclosed basis.

The following table summarizes related party assets and liabilities as of December 31, 2023:

| (Dollars in thousands) | |
| --- | --- |
| **Assets** | |
| Cash | $ 143 |
| Receivables under securities borrowed transactions | 43,751,559 |
| Interest and other receivables | 143,694 |
| **Total assets** | **$ 43,895,396** |
| | |
| **Liabilities** | |
| Payables under securities loaned transactions | $ 31,789,998 |
| Interest and other payables | 143,867 |
| Loans due to affiliates | 1,875 |
| **Total liabilities** | **$ 31,935,740** |

The Company has a $1.0 billion uncommitted six month revolving unsecured line of credit with NB Holdings in the normal course of business. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2024 and may automatically be extended semi-annually to the succeeding February 1[st] unless specific actions are taken 180 days prior to

the maturity date. At December 31, 2023, $1,845 thousand was outstanding on the line of credit, and reported within Loans due to affiliates on the Balance Sheet.

## 4. Risks and Uncertainties

### Interest Rate Risk
Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, securities financing transactions, and borrowings.

### Liquidity Risk
The Company's primary liquidity risk management objective is to meet expected and unexpected cash flow and collateral requirements while continuing to support the Company's business and customers under a range of economic conditions. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains liquidity, and access to diverse funding sources and seeks to align liquidity-related incentives and risks. The Company defines liquidity as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as they arise. In addition, the Company is supported through an uncommitted borrowing arrangement with NB Holdings. See *Note 3 - Related Party Transactions*.

### Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Cash instruments expose the Company to default risk.

Financial services institutions and other counterparties are interrelated because of funding, clearing or other relationships. Defaults by one or more counterparties, or market uncertainty about the financial stability of one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity disruptions, losses, defaults and related disputes and litigation.

In the normal course of business, the Company finances various customer securities transactions. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

### Concentrations of Credit Risk
The Company's exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

### Concentration of Risk to the U.S. Government and its Agencies
At December 31, 2023, the Company had indirect exposure to the U.S. Government and its agencies resulting from maintaining U.S. Government and agencies securities as collateral for securities borrowed. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for securities borrowed at December 31, 2023 totaled $116.4 million, of which $52.9 million was from affiliated companies.

## 5. Fair Value Measurements

Under applicable accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments under applicable accounting standards that require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company categorizes its financial instruments into three levels based on the established fair value hierarchy and conducts a review of fair value hierarchy classifications on a quarterly basis. Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities become unobservable or observable in the current marketplace. For more information regarding the fair value hierarchy and how the Company measures fair value, see *Note 2 – Summary of Significant Accounting Policies.*

### Valuation Techniques
The following sections outline the valuation methodologies for the Company's assets and liabilities. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

### Securities Received as Collateral

The fair values of securities received as collateral and the corresponding obligation to return securities received as collateral are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Liquidity is a significant factor in the determination of the fair values of securities received as collateral. Market price quotes may not be readily available for some positions such as positions within a market sector where trading activity has slowed significantly or ceased. Some of these instruments are valued using a discounted cash flow model, which estimates the fair value of the securities using internal credit risk, and interest rate and prepayment risk models that incorporate management's best estimate of current key assumptions such as default rates, loss severity and prepayment rates. Other instruments are valued using a net asset value approach which considers the value of the underlying securities. Underlying assets are valued using external pricing services, where available, or matrix pricing based on the vintages and ratings. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, U.S. Treasury and government agencies principally from reviewing the issuer's financial statements and changes in credit ratings made by one or more rating agencies.

### Recurring Fair Value

Assets and liabilities carried at fair value on a recurring basis at December 31, 2023 are summarized in the following table.

| (Dollars in thousands) | Fair Value Measurements | | | Netting Adjustments | Assets/ Liabilities at Fair Value |
| | Level 1 | Level 2 | Level 3 | | |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Securities received as collateral | $ 8,672,306 | $ 1,001,321 | $ — | $ — | $ 9,673,627 |
| Total assets | $ 8,672,306 | $ 1,001,321 | $ — | $ — | $ 9,673,627 |
| **Liabilities** | | | | | |
| Obligation to return securities received as collateral | $ 8,672,306 | $ 1,001,321 | $ — | $ — | $ 9,673,627 |
| Total liabilities | $ 8,672,306 | $ 1,001,321 | $ — | $ — | $ 9,673,627 |

### Short-Term Financial Instruments

Certain financial instruments are not carried at fair value or only a portion of the ending balance is carried at fair value on the Balance Sheet.

The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes, interest and other receivables and payables, and securities financing transactions, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Under the fair value hierarchy, cash and cash equivalents and cash segregated for regulatory purposes are classified as Level 1. Interest and other receivable and payable are classified as Level 2. Securities financing transactions are classified as Level 2 because they are generally short-dated and/or variable-rate instruments collateralized by U.S. government or agency securities.

## 6. Securities Financing Transactions

The Company enters into securities borrowed and securities loaned transactions (also referred to as "matched-book transactions") to accommodate customers' prime brokerage transactions.

### Offsetting of Securities Financing Transactions

Substantially all of the Company's securities financing activities are transacted under legally enforceable master netting agreements or legally enforceable master securities netting agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets securities financing transactions with the same counterparty on the Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

## BofA Securities Prime, Inc.
### Notes to the Balance Sheet
### December 31, 2023

The table below presents securities financing transactions included on the Company's Balance Sheet at December 31, 2023. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements.

### *Securities Financing Transactions*

| (Dollars in thousands) | Gross Assets[1] | Amounts Offset | Net Balance Sheet Amount | Financial Instruments[2] | Net Assets |
|---|---|---|---|---|---|
| Receivables under securities borrowed transactions | $ 164,510,394 | $(120,743,305) | $ 43,767,089 | $ (43,716,621) | $ 50,462 |
| Total | $ 164,510,394 | $(120,743,305) | $ 43,767,089 | $ (43,716,621) | $ 50,462 |

| (Dollars in thousands) | Gross Liabilities[1] | Amounts Offset | Net Balance Sheet Amount | Financial Instruments[2] | Net Liabilities |
|---|---|---|---|---|---|
| Payables under securities loaned transactions | $ 164,509,531 | $(120,743,305) | $ 43,766,226 | $ (43,716,621) | $ 49,605 |
| Obligation to return securities received as collateral[3] | 9,673,627 | — | 9,673,627 | (9,673,627) | — |
| Total | $ 174,183,158 | $(120,743,305) | $ 53,439,853 | $ (53,390,248) | $ 49,605 |

[1] Includes activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries.

[2] Includes securities collateral received or pledged under securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Balance Sheet, but are shown as a reduction to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is uncertain is excluded from the table.

[3] Balance is reported on the Balance Sheet and relates to transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. In these transactions, the Company recognizes an asset at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

### Securities Loaned Transactions Accounted for as Secured Borrowings

The following tables present payables under securities loaned by remaining contractual term to maturity and class of collateral pledged at December 31, 2023. Included in the table is Obligation to return securities received as collateral in which the Company acts as a lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. Such agreements are included in the table below based on the remaining contractual term to maturity.

### *Remaining Contractual Maturity*

| (Dollars in thousands) | Overnight and continuous | 30 Days or less | After 30 through 90 Days | After 90 days | Total |
|---|---|---|---|---|---|
| Payables under securities loaned | $ 164,509,531 | $ — | $ — | $ — | $ 164,509,531 |
| Obligation to return securities received as collateral | 9,673,627 | — | — | — | 9,673,627 |
| Total | $ 174,183,158 | $ — | $ — | $ — | $ 174,183,158 |

### *Class of Collateral Pledged*

| (Dollars in thousands) | Securities Loaned | Obligation to return securities received as collateral | Total |
|---|---|---|---|
| U.S. Treasury and government agencies | $ 97,561 | $ 18,834 | $ 116,395 |
| Corporate securities and other | 880,119 | 29,823 | 909,942 |
| Equities | 163,531,851 | 9,624,970 | 173,156,821 |
| Total | $ 164,509,531 | $ 9,673,627 | $ 174,183,158 |

For securities loaned transactions, the Company receives collateral in the form of cash or other securities. To determine whether the market value of the underlying collateral remains sufficient, collateral is generally valued daily, and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Securities loaned transactions are generally either overnight, continuous (i.e., no stated term) or short-term. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

### Collateral

The Company accepts securities as collateral that it is permitted by contract or practice to sell or repledge. At December 31, 2023, the fair value of this collateral was $173.4 billion, of which $108.5 billion was received from affiliated companies. The fair value of collateral that had been sold or repledged was $173.4 billion, of which $96.6 billion was sold or repledged to affiliated companies.

## 7. Contingencies

**Litigation and Regulatory Matters**

In the ordinary course of business, the Company is occasionally a defendant in or a party to pending and threatened legal, regulatory, and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict the eventual outcome of the pending matters, timing of the ultimate resolution of these matters.

As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates whether such matter presents a loss contingency that is probable and estimable, and, whether a loss in excess of any accrued liability is reasonably possible in future periods. Once the loss contingency is deemed to be both probable and estimable, the Company will establish an accrued liability. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

## 8. Income Taxes

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service (IRS) and other tax authorities in countries and states in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of examinations by major jurisdiction for the Company at December 31, 2023.

*Tax Examination Status*

| Jurisdiction | Years Under Examination [1] | Status |
|---|---|---|
| United States | 2021 | Field Examination |
| California | 2021 | To begin in 2024 |
| New York | 2021 | Field Examination |

[1] All tax years subsequent to the above years remain open to examination.

Current income taxes are included on the Balance Sheet within Interest and other payables.

The Company has no deferred tax assets or liabilities to be presented at December 31, 2023. At December 31, 2023, the Company does not have U.S. state NOLs and U.S. state capital loss.

At December 31, 2023, the Company had a current income tax payable due to its affiliates of approximately $465.0 thousand as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America under the intercompany tax allocation agreements with Bank of America.

## 9. Subsequent Events

The Company evaluates whether events, occurring after the balance sheet date but before the date the Balance Sheet is available to be issued, require accounting as of the balance sheet date, or disclosure in the Balance Sheet. The Company has evaluated such subsequent events through February 26, 2024 which is the issuance date of the Balance Sheet.

In February 2024, the maturity of the Company's existing revolving senior unsecured line of credit with NB Holdings was extended to February 2025.

There were no other material subsequent events that occurred during such period that would require disclosure or recognition in the Balance Sheet as of December 31, 2023.

## 10. Regulatory Requirements

**SEC Uniform Net Capital Rule**

As a registered broker-dealer, the Company is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 (SEA Rule 15c3-1). The Company has elected to compute the minimum capital requirement in accordance with the "Alternative Standard" as permitted by SEA Rule 15c3-1.

As of December 31, 2023, the Company's regulatory net capital as defined by SEA Rule 15c3-1 was $250.7 million and exceeded the minimum net capital requirement of $250.0 thousand by $250.4 million.

**SEC Customer Protection Rule**

The Company is also subject to the customer protection requirements of SEA Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2023, the Company had $5.0 million of cash segregated in the special reserve bank account.

The Company is also subject to the customer protection requirements of SEA Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit the proprietary accounts of broker-dealers (PAB). As of December 31, 2023, the Company had $5.0 million of cash segregated in the special reserve bank account.